UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         ORGANIC TO GO FOOD CORPORATION
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    68618K106
                                 (CUSIP Number)

                        Inventages Wealth Management Inc.
                        Attn.: Mr. Wolfgang Reichenberger
                 Winterbotham Place, Marlborough & Queen Streets
                                 P.O.Box N-3026
                               Nassau, The Bahamas
                           Telephone: +1 242 327 8278

                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                September 5, 2008
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
CUSIP  No. 68618K106

1. Names of Reporting Persons
   INVENTAGES WEALTH MANAGEMENT INC.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ]
                                                    (b) [  ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                  WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                     [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION THE BAHAMAS


NUMBER OF                        7. SOLE VOTING POWER                    0
SHARES                           8. SHARED VOTING POWER         17,011,906*
BENEFICIALLY                     9. SOLE DISPOSITIVE POWER               0
OWNED BY EACH                   10. SHARED DISPOSITIVE POWER    17,011,906*
REPORTING PERSON
WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   17,011,906*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.1%**

14. TYPE OF REPORTING PERSON

                  CO
----------------------
     *Includes convertible promissory notes convertible into 4,333,334 Shares (as defined herein) and warrants exercisable into 5,535,715 Shares.

     ** See Item 5.

                                 SCHEDULE 13D/A
CUSIP  No. 68618K106

1. Names of Reporting Persons
   W. HEALTH L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ]
                                                    (b) [  ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                  WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                     [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION     THE BAHAMAS


NUMBER OF                        7. SOLE VOTING POWER                    0
SHARES                           8. SHARED VOTING POWER         17,011,906*
BENEFICIALLY                     9. SOLE DISPOSITIVE POWER               0
OWNED BY EACH                   10. SHARED DISPOSITIVE POWER    17,011,906*
REPORTING PERSON
WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   17,011,906*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.1%**

14. TYPE OF REPORTING PERSON

                  PN
----------------------
     *Includes convertible promissory notes convertible into 4,333,334 Shares (as defined herein) and warrants exercisable into 5,535,715 Shares.

     ** See Item 5.

                                 SCHEDULE 13D/A
CUSIP  No. 68618K106

1. Names of Reporting Persons
   WOLFGANG REICHENBERGER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ]
                                                    (b) [  ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                  N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                     [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION  AUSTRIA


NUMBER OF                        7. SOLE VOTING POWER                    0
SHARES                           8. SHARED VOTING POWER         17,011,906*
BENEFICIALLY                     9. SOLE DISPOSITIVE POWER               0
OWNED BY EACH                   10. SHARED DISPOSITIVE POWER    17,011,906*
REPORTING PERSON
WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   17,011,906*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.1%**

14. TYPE OF REPORTING PERSON

                  IN
----------------------
     *Includes convertible promissory notes convertible into 4,333,334 Shares (as defined herein) and warrants exercisable into 5,535,715 Shares.

     ** See Item 5.

                                 SCHEDULE 13D/A
CUSIP  No. 68618K106

1. Names of Reporting Persons
   GUNNAR WEIKERT

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X ]
                                                    (b) [  ]

3. SEC USE ONLY


4. SOURCE OF FUNDS                                  N/AC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                     [  ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY


NUMBER OF                        7. SOLE VOTING POWER                    0
SHARES                           8. SHARED VOTING POWER         17,011,906*
BENEFICIALLY                     9. SOLE DISPOSITIVE POWER               0
OWNED BY EACH                   10. SHARED DISPOSITIVE POWER    17,011,906*
REPORTING PERSON
WITH


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   17,011,906*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.1%**

14. TYPE OF REPORTING PERSON

                  IN
----------------------
     *Includes convertible promissory notes convertible into 4,333,334 Shares (as defined herein) and warrants exercisable into 5,535,715 Shares.

     ** See Item 5.

Item 1. Security and Issuer

This Amendment No.1 to Schedule 13D (this "Amendment") amends and restates the
Schedule 13D originally filed by the Reporting Persons (as defined below) on July 7, 2008 (the "Schedule 13D") with respect to the shares of the common stock of Organic To GO Food Corporation par value $0.001 per share (the "Shares"), a Delaware corporation (the "Issuer"),. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. The principal executive offices of the Issuer are located at 3317 Third Avenue South Seattle, Washington 98134.
As some of the securities beneficially owned by the Reporting Persons are convertible promissory notes convertible into Shares and warrants exercisable into Shares, the figures in this statement are shown on an as converted basis, unless otherwise indicated.



Item 2. Identity and Background.

(a) - (c), (f) The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person:

    (1) Inventages Wealth Management Inc. ("Inventages") is a corporation organized under the laws of The Bahamas, with a principal business address at Inventages Wealth Management Inc.; attn.: Wolfgang Reichenberger, Winterbotham Place, Marlborough & Queen Streets, P.O.Box N-3026, Nassau, The Bahamas. Inventages and invests primarily in life sciences, consumer goods and food & beverages.

    (2) W.Health L.P. ("W.Health") is a limited partnership organized under the laws of The Bahamas, with a principal business address at W.Health L.P.; attn.:
Wolfgang Reichenberger, Winterbotham Place, Marlborough & Queen Streets, P.O.Box N-3026, Nassau, The Bahamas. W.Health invests primarily in life sciences, consumer goods and food & beverages.

    (3) Wolfgang Reichenberger ("Reichenberger") is an Austrian citizen residing in The Bahamas, with a principal business address at 1 Harbourside, Unit 6 Cloister Drive, Paradise Island, The Bahamas.

    (4) Gunnar Weikert ("Weikert") is a German citizen residing in Switzerland, with a principal business address at La Dullive 4, 1196 Gland, Switzerland. Inventages in its capacity as the general partner of W.Health has the voting and dispositive power over the Shares directly and beneficially owned by W.Health. As a result, Inventages may be deemed to indirectly beneficially own the Shares beneficially owned by W.Health. Messrs. Reichenberger and Weikert are the [sole] general partners and directors of Inventages. Consequently, they may be deemed to indirectly beneficially own the Shares beneficially owned by W.Health. Messrs. Reichenberger and Weikert disclaim beneficial ownership of such Shares.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration
The acquisition of the Shares beneficially owned by the Reporting Persons was funded by the Reporting Persons from their working capital.




Item 4. Purpose of Transaction.

The February 2008 Private Placement

        On February 19, 2008, W.Health entered into a Securities Purchase Agreement with the Issuer for the acquisition of:

    (i)        7,142,857 Shares for an aggregate price of $10 million;

    (ii) a warrant exercisable into 4,285,715 Shares at an exercise price of $2.50 (subject to adjustment under certain circumstances); and

    (iii) a conditional warrant to purchase Shares at an exercise price of $0.001 per share (subject to adjustment under certain circumstances) (the "Conditional Warrant"). The Conditional Warrant is exercisable into a number of Shares equal to twenty percent (20%) of the total number of shares of capital stock on a fully diluted basis and may be exercised on a cashless basis. The conditions under which the Conditional Warrant is exercisable are, among others: the Issuer's failure to become listed on The NASDAQ Stock Market or the American Stock Exchange on or before February 27, 2011, the Issuer's failure to maintain listing on The NASDAQ Stock Market or the American Stock Market for certain specified time periods or if the Issuer is acquired by or merges with another unaffiliated entity for consideration to the Issuer of an amount equal to or less than $2.50 per share before February 27, 2013. The Conditional Warrant will expire upon the earlier of any of these events and February 27, 2013.

        The Issuer filed a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") on May 2, 2008 covering the resale of the Shares purchased by W. Health, which became effective on May 13, 2008.

        The foregoing description of the February 2008 Private Placement, the Securities Purchase Agreement, the Registration Rights Agreement, the warrant and the Conditional Warrant does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits (see Item 7), which are incorporated herein by reference.


The June 2008 Debt Financing

        On June 1, 2008, the Issuer and W.Health entered into a Note and Warrant Purchase Agreement (the "Note and Warrant Purchase Agreement") relating to the sale of (i) a $5 million convertible promissory note convertible into Shares (the "Note") and (ii) a warrant to purchase 625,000 Shares (the "Warrant") at an exercise price equal to $3.00 (subject to certain adjustments) (the "First Debt Financing"). As part of the First Debt Financing, the Issuer is afforded the option to sell to W.Health an additional $5 million in convertible promissory notes and exercisable warrants, under similar term and conditions to the terms and conditions of the Note and Warrant, for a period of nine months following the closing. The closing of the First Debt Financing occurred on June 17, 2008.


      The Note will automatically convert into Shares upon the earliest to occur of its maturity date and the date upon which the closing price of the Shares on the trading market on which it is listed or quoted on is and has been $3.00 per share (subject to adjustments) or more on each trading day during a period of 60 consecutive calendar days preceding such date.

        If the Note has not been previously automatically converted as stated above, then all (but not less than all) of the outstanding principal amount of the Note may be converted at the election of W.Health at any time before its maturity date for such number of Shares as determined by the following formula:

        A/10,000,000*4,333,333 where A equals the principal amount of this Note.

        The Issuer and W.Health also entered into Registration Rights Agreements under which the Issuer is required to file with the SEC an initial registration statements covering the resale of the Shares issuable upon the conversion of any outstanding Notes and the exercise of any outstanding Warrants (as applicable) within ninety days following such conversion or exercise (whichever is applicable) (collectively, the "Registration Statements"). The Issuer is required to use its best efforts to cause the Registration Statements to be declared effective by the SEC as soon as possible after they are filed.

        The foregoing description of the Note and Warrant Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of these documents filed as Exhibits (see Item 7), which are incorporated herein by reference.

        Purposes of the Reporting Persons. The Shares reported herein as beneficially owned by the Reporting Persons are held for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to such investment, as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, subject to applicable laws, purchasing additional Shares. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

       Except as may be provided otherwise herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.


The September 2008 Additional Issuance Of Convertible Promissory Notes and Exercisable Warrants

      On September 5, 2008, the Issuer issued to W.Health an additional $2.0 million convertible note (the "Second Note") and a warrant to purchase 250,000 Shares (the "Second Warrant") pursuant to the terms of the Note and Warrant Purchase Agreement (the "Second Debt Financing").

The October 2008 Additional Issuance Of Convertible Promissory Notes and Exercisable Warrants

      On October 3, 2008, the Issuer issued to W.Health a $3.0 million convertible note (the "Third Note") and a warrant to purchase 375,000 shares of Common Stock (the "Third Warrant") pursuant to the terms of the Note and Warrant Purchase Agreement (the "Third Debt Financing").


Item 5. Interest in Securities of the Issuer.
      (a), (b) Percentages are based on 39,903,543 Shares outstanding as of June 30, 2008 (as reported by the Issuer in its Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008) and the 9,869,049 Shares (on an as converted basis) beneficially owned by the Reporting Persons (in the aggregate).


      As of November 24, 2008:

      W.Health is the direct holder of 17,011,906 Shares (including the notes convertible into 4,333,334 Shares and warrants exercisable into 5,535,715 Shares) representing approximately 34.1% of the Shares outstanding.

      By virtue of the relationships described in Item 2 above, Inventages and Messrs. Reichenberger and Weikert may be deemed to indirectly beneficially own the Shares beneficially owned by W.Health. Messrs. Reichenberger and Weikert disclaim beneficial ownership of such Shares.

      (c) Except as set forth in Item 4, within the last 60 days, the Reporting Persons have not effected any transactions in the Shares.

      (d) Except as set forth in this Item 5, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e)     Not applicable.



Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

        None, except as described under Item 4 above, which is incorporated herein by reference.


Item 7. Material to be Filed as Exhibits.

      Exhibit 1  Joint Filing Agreement (1)

      Exhibit 2  Securities Purchase Agreement dated February 19, 2008 (2)

      Exhibit 3  Registration Rights Agreement dated February 19, 2008 (3)

      Exhibit 4  Deferred Registration Rights Agreement dated
                 February 19, 2008 (4)

      Exhibit 5  Form of Warrant (5)

      Exhibit 6  Form of Conditional Warrant (6)

      Exhibit 7  Note and Warrant Purchase Agreement (7)

      Exhibit 8  Form of Note (8)

      Exhibit 9  Form of Warrant (9)

      Exhibit 10 Note Registration Rights Agreement (10)

      Exhibit 11 Warrant Registration Rights Agreement (11)

      Exhibit 12 Form of Second Note (12)

      Exhibit 13 Form of Second Warrant (13)

      Exhibit 14 Form of Third Note (14)

      Exhibit 15 Form of Third Warrant (15)


      (1) Filed as Exhibit 1 to the Schedule 13D filed with the SEC on July 7, 2008, and incorporated herein by reference.


      (2) Filed as Exhibit 10.1 to the Issuer's report on Form 8-K filed with the SEC on February 25, 2008, and incorporated herein by reference.


      (3) Filed as Exhibit 10.2 to the Issuer's report on Form 8-K filed with the SEC on February 25, 2008, and incorporated herein by reference.


      (4) Filed as Exhibit 10.3 to the Issuer's report on Form 8-K filed with the SEC on February 25, 2008, and incorporated herein by reference.


      (5) Filed as Exhibit 10.4 to the Issuer's report on Form 8-K filed with the SEC on February 25, 2008, and incorporated herein by reference.


      (6) Filed as Exhibit 10.5 to the Issuer's report on Form 8-K filed with the SEC on February 25, 2008, and incorporated herein by reference.




                                  Schedule 13D
CUSIP NO. 68618K106
      (7) Filed as Exhibit 10.2 to the Issuer's report on Form 8-K filed with the SEC on June 4, 2008, and incorporated herein by reference.


      (8) Filed as Exhibit 10.3 to the Issuer's report on Form 8-K filed with the SEC on June 4, 2008, and incorporated herein by reference.


      (9) Filed as Exhibit 10.4 to the Issuer's report on Form 8-K filed with the SEC on June 4, 2008, and incorporated herein by reference.


      (10) Filed as Exhibit 10.5 to the Issuer's report on Form 8-K filed with the SEC on June 4, 2008, and incorporated herein by reference.


      (11) Filed as Exhibit 10.6 to the Issuer's report on Form 8-K filed with the SEC on June 4, 2008, and incorporated herein by reference.

      (12) Filed as Exhibit 10.1 to the Issuer's report on Form 8-K filed with the SEC on September 5, 2008, and incorporated herein by reference.

      (13) Filed as Exhibit 10.2 to the Issuer's report on Form 8-K filed with the SEC on September 5, 2008, and incorporated herein by reference.

      (14) Filed as Exhibit 10.1 to the Issuer's report on Form 8-K filed with the SEC on October 3, 2008, and incorporated herein by reference.


      (15) Filed as Exhibit 10.2 to the Issuer's report on Form 8-K filed with the SEC on October 3, 2008, and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: November 24, 2008


INVENTAGES WEALTH MANAGEMENT INC.

           /s/ Gunner Weikert                     /s/ Wolfgang Reichenberger
           ----------------------                 --------------------------
           Gunnar Weikert                         Wolfgang Reichenberger


           W.HEALTH LP.

                                                 /s/ Wolfgang Reichenberger
                                                 --------------------------
                                                 Wolfgang Reichenberger


          GUNNAR WEIKERT

          /s/ Wolfgang Reichenberger
          --------------------------
          Gunnar Weikert


          WOLFGANF REICHENBERGER

          /s/ Wolfgang Reichenberger
          ------------------------------
          Wolfgang Reichenberger